August 11, 2023

VIA EDGAR

Ms. Jeanne Baker

Mr. Terrence O’Brien

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Village Farms International, Inc.

Form 10-K for the Year Ended December 31, 2022

Filed March 9, 2023

Item 2.02 Form 8-K filed March 9, 2023

File No. 001-38783

Dear Ms. Baker and Mr. O’Brien,

Set forth below are the responses of Village Farms International, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) by letter dated June 13, 2023, with respect to the Company’s response to prior comments to the Company’s Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”). We acknowledge your consideration of our prior response letter, dated May 17, 2023 (the “May Response Letter”), and we appreciated the ability to talk directly to members of the Staff on our conference call on July 21, 2023 (the “July Conference Call”).

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment. Dollar amounts presented herein are in thousands, consistent with the Company’s financial statements and periodic reports, and unless otherwise stated, are in United States dollars (C$ = Canadian dollars).

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis

Non-GAAP Measures

Reconciliation of Net Income to Adjusted EBITDA, page 61

1.

We note your response to prior comment 4 regarding your adjustments to remove the loss on the write down of inventory to net realizable value and the share of loss on JV inventory impairment. Notwithstanding your rationale for excluding these inventory losses from your non-GAAP adjusted EBITDA measure, these adjustments appear to be part of the normal course of your operations and therefore inconsistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures. Specifically, we note the following:

•

You indicate that the adjustment for loss on inventory write-down to net realizable value is due to a change in distribution for saleable inventory from both retail and wholesale channels to just wholesale where pricing is lower. Regardless of the underlying cause, given the nature of your business, inventory write-downs would not be considered outside of the normal course of your operations; and

•

The adjustment for share of loss on JV inventory impairment relates to hemp inventory that is no longer held for sale as there is uncertainty regarding the use of CBD in food and beverages. As the company is subject to FDA regulatory compliance, related costs (including the cost of inventory that is written-off due to regulatory uncertainty) appear to be part of your normal operations.

Please confirm you will no longer exclude these inventory losses from your adjusted EBITDA measure. This comment is also applicable to prior comments 13, 14 and 16. Please also confirm that you will no longer exclude these inventory losses from presentation of costs of sales, gross margin and/or gross margin %.

Response:

FY 2022 Inventory Write-Down of $11,038

The Company respectfully disagrees with the Staff’s characterization of the Company’s inventory write-down of $11,038 for FY 2022 as “appear[ing] to be part of the normal course of [its] operations”. As discussed in the May Response Letter and during our July Conference Call, the write-down is a non-cash charge and is not part of the Company’s normal course of operations. The Company made a decision to designate a certain amount of its Canadian cannabis inventory for wholesale sales only, versus considering all such inventory as being valued based on the average price of retail and wholesale. Once this decision was made, then, as described in the May Response Letter, ASC 330 required the Company to record an inventory write-down, as the average wholesale price is below the cost of production. However, if the Company had not made this designation, there would not have been a write-down on the inventory. The Company further contends that it has never taken a pricing-based inventory write-down in the past, whether within the relatively new cannabis segment or in the Company’s 30+ year history as a produce company. Accordingly, the Company respectfully submits that it was not a “normal, recurring, cash operating expense necessary to operate [the Company’s] business” (quoting Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Question 100.01”)). The designation of a portion of the Canadian cannabis inventory for wholesale distribution was a management decision that was not compelled by the Company’s normal operations but rather a strategic decision taken by management to designate this inventory as wholesale only (the inventory could, in theory, have remained available for sale in the retail market for a significant amount of time, given the long shelf-life of cannabis product which would not have led to the write down). Further, the Company respectfully submits that this adjustment is important for investors to make a meaningful comparison of the Company’s results over time by removing one-time non-cash charges that reflect elective decisions rather than actual operating performance. In this regard, the Company observes that elimination of this FY 2022 add-back in the Company’s next annual report on Form 10-K for the year ended December 31, 2023 would potentially reveal an artificially large increase in the Company’s Adjusted EBITDA for FY 2023 as compared to FY 2022, which could create investor confusion. Moreover, as discussed on the July Conference Call, many of the Company’s U.S.-listed cannabis peers routinely make non-GAAP adjustments for inventory write-downs and as such, the Company believes it is necessary to make the above-mentioned inventory write-down adjustment in order to enable investors to make a meaningful comparison of the underlying operational performance of U.S.-listed companies in the same industry. Accordingly, the Company respectfully submits that the adjustment for this inventory write-down in the Company’s presentation of Adjusted EBITDA is not an example of the type of adjustments that Question 100.01 that would result in this non-GAAP measure being deemed misleading.

Additionally, the Company believes its presentation of Adjusted EBITDA is contemplated by the Staff’s guidance in Question 102.09 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Question 102.09”) because Adjusted EBITDA is used to determine compliance with the covenants in the Third Amended and Restated Credit Agreement, dated as of March 15, 2021, by and among Pure Sunfarms Corp. (the “Borrower” or “PSF”), as borrower, the lenders from time to time party thereto, and Bank of Montreal (“BMO”) as administrative agent, lead arranger and sole bookrunner (the “PSF Credit Agreement”). PSF is a consolidated subsidiary of the Company and is a material subsidiary of the Company; accordingly, the PSF Credit Agreement is a material agreement and has been filed as Exhibit 10.17 to the 2022 Form 10-K. Under the PSF Credit Agreement, “EBITDA” is defined to include add-backs to consolidated net income such as “(d) non-cash charges and expenses… (f) extraordinary non-recurring expenses and losses to the extent approved by the Required Lenders in writing; and (g) any other expenses approved in writing by the Required Lenders in their discretion…” In accordance with this definition, the Company obtained approval from the Required Lenders (as defined in the PSF Credit Agreement) to treat the above-mentioned $11,038 inventory write-down as an EBITDA add-back for purposes of the PSF Credit Agreement. As a result of this permitted adjustment under the PSF Credit Agreement, the Company respectfully submits that a corresponding add-back to the Company’s Adjusted EBITDA in the 2022 Form 10-K is an appropriate adjustment. The Company acknowledges that the guidance in Question 102.09 is limited to presenting non-GAAP metrics in the context of the Company’s liquidity analysis, but the Company believes it is important to present Adjusted EBITDA as a performance measure to its equity investors that is calculated in the same manner as the Company presents it to its lenders for purposes of compliance with its material debt obligations. Accordingly, the Company respectfully submits that the significance of the add-back as it is used under the PSF Credit Agreement is sufficient to support the appropriateness of the add-back for purposes of the Company’s calculation of Adjusted EBITDA as a performance measure, as it contributes to the “facts and circumstances” that are necessary under an analysis of the add-back of the item as prescribed in the Staff’s guidance in Question 100.01.

As discussed above, the Company believes that its continued presentation of the inventory write-down add-back for FY 2022 in the amount of $11,038 is appropriate. To address the Staff’s concerns, in future filings, the Company will re-characterize this add-back as a “One-Time Adjustment to Intended Market for Cannabis Inventory” and will include a footnote to the reconciliation table for this item that will explain: “Represents a one-time adjustment for the shift of the intended market for cannabis inventory from a mix of wholesale and retail distribution to exclusively wholesale distribution, resulting from unfavorable pricing conditions in the retail market as of December 31, 2022.”

In addition, as stated in the May Response Letter, if inventory write-downs of a nature similar to that of the above-mentioned $11,038 write-down (i.e., those relating to market-related shifts) were to become normal and recurring in the future, the Company will no longer add back these types of inventory write-downs in its presentation of Adjusted EBITDA. Recurring inventory items, on the other hand, such as unsalable inventory, shrink and similar write-downs will continue to be charged at cost and not added back to Adjusted EBITDA.

FY 2020 Loss on Inventory Write-Down to Net Realizable Value of $3,275

During our July Conference Call, the Staff inquired about the Company’s reported inventory write-down of $3,275 for the fiscal year ended December 31, 2020, which is added back to Adjusted EBITDA on page 61 of the 2022 Form 10-K. On the July Conference Call, the Staff had suggested that this FY 2020 write-down potentially established a history of recurring inventory write-downs. However, this write-down related to Village Farms Hemp USA LLC (the “U.S. Hemp JV” or “VF Hemp”), which is a joint venture that is recorded by the Company through a note receivable. The Company recorded its financial activity in VF Hemp as a note receivable and equity method investee, as the Company funded the operations of the joint venture through a note financing, but the Company did not operate the joint venture. Accordingly, the joint venture’s inventory was not part of the Company’s inventory and the Company could have more simply combined the $3,275 add-back with its existing note receivable add-back of $3,791, resulting in a single “write-off of note receivable” add-back of $7,066 for FY 2020 (i.e., representing the share of the Company’s losses relating to the joint venture). We note that this alternative presentation of the add-backs would not change the amount of Adjusted EBITDA reported for FY 2020, and the Company’s 2020 net income and cash flow statements correctly treat the joint venture’s 2020 losses.

FY 2022 Share of Loss on JV Inventory Impairment of $2,284

The Company respectfully advises the Staff that the “Share of loss on JV inventory impairment” for FY 2022 of $2,284 reflects that VF Hemp did not operate in 2022, and accordingly, this loss may be more properly viewed as the costs of winding-down the operations of the U.S. Hemp JV. As described in the May Response Letter (see Comment 4, bullet 2), the wind-down of VF Hemp was motivated by FDA uncertainty regarding the use of CBD in food and beverages. The Company acknowledges the Staff’s comment and the guidance in Question 100.01 that the “regulatory environment” in which the Company operates may mean that periodic non-GAAP adjustments reflecting ordinary course regulatory matters would not be appropriate; however, the Company contends that the FDA uncertainty regarding the regulation of CBD was merely the motivating factor for the Company’s one-time decision to wind-down the U.S. Hemp JV, and as such, the JV losses that were added back to Adjusted EBITDA did not reflect the Company’s ongoing, normal course operations. By contrast, in accordance with the Staff’s guidance in Question 100.01, the Company will not make non-GAAP adjustments for operating expenses that relate to the ongoing regulatory environment for the Company’s operations.

The Company notes that the $2,284 JV inventory write-down is included in “(Loss) income from equity method investments” for a total of $(2,668), which appears on the Company’s income statement on pages 46 and 81 of the 2022 Form 10-K and is also described in Note 10 to the Company’s financial statements (see page 94 of the 2022 Form 10-K). The Company did not add-back the full $2,668 loss as some of it (i.e., the difference between $2,668 and $2,284) did relate to expenses incurred by the Company relating to the wind-down of the joint venture, and accordingly, these expenses were not included in the Company’s non-GAAP adjustment. By contrast, the Company respectfully submits that the $2,284 JV inventory write-down, as discussed above, related to winding down the operations of VF Hemp, and as discussed above were recordable as a write down of the Company’s note receivable from the U.S. Hemp JV, and accordingly was an appropriate one-time adjustment to Adjusted EBITDA. In a similar vein, the Company added back $592 for the write-down of a note receivable by the joint venture, which was likewise a discrete, one-time adjustment relating to the JV wind-down. The Company respectfully contends that these JV write downs, by their nature, are not in the ordinary course of the Company’s operations and are appropriate non-GAAP adjustments to make in accordance with the Staff’s guidance in Question 100.01. In recognition of the Staff’s comments, commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023, and in future filings, the Company will present the $2,284 JV inventory write-down and the $592 JV note receivable write-off together as a single add-back, which the Company will refer to as “JV exit related costs” with a footnote to explain: “Represents exit-related costs incurred due to the winding down of the VF Hemp joint venture.”

The Company further notes that as the equity-method accounted joint venture is not part of operating the Company’s business, nor is it consolidated for purposes of the Company’s public reporting, and as such the JV inventory write-down and income (loss) are excluded from the Company’s Statement of Cash Flows. Furthermore, as a general matter, the Company believes it is appropriate to exclude the entire impact of its equity-accounted JVs when presenting its Adjusted EBITA (see, e.g., on page 61 of the 2022 Form 10-K, where Adjusted EBITDA is presented with and without JV impacts). As discussed in the section above regarding the FY 2020 add-back of $3,275 for VF Hemp, the Company believes add-backs related to its joint ventures are appropriate as they are not indicative of the business operations of the Company and its consolidated subsidiaries.

The Company affirms to the Staff that the closing of the US Hemp joint venture could not be recorded as a discontinued operation in 2022, as it did not represent a strategic shift that had a major effect on the Company’s financial results, which means that one of the criteria for recording it as discontinued operations pursuant to ASC 205-20 was not satisfied as of December 31, 2022.

Presentation of Costs of Sales, Gross Margin and Gross Margin %

With respect to the Staff’s request for confirmation that the Company will no longer exclude inventory losses from its presentation of costs of sales, gross margin and/or gross margin %, as discussed above, the Company agrees with the principle that regular and/or recurring inventory losses would be part of normal operations and as such are not permissible non-GAAP adjustments, but the Company believes that the specific inventory adjustment, referred to above, for the one-time inventory write-down of $11,038 for FY 2022 is appropriate and not misleading in accordance with the Staff’s guidance in Question 100.01.

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If you have any questions or would like to discuss any of the above, please do not hesitate to contact the undersigned (Stephen Ruffini, Chief Financial Officer of the Company) at (407) 936-1190 x 340 or Chris Bornhorst of Torys LLP at (212) 880-6047.

Very Truly Yours,

/s/ Stephen C. Ruffini
Stephen C. Ruffini
Executive Vice President and Chief Financial Officer

cc:	Christopher R. Bornhorst Esq., Torys LLP